BEST AVAILABLE COPY

PROCESSED

JUL 2 0 2004

THOMSON FINANCIAL



04038531

PE
4-30-04

AMERICAN WOODMARK®

2004 ANNUAL REPORT


table of
contents

mission statement


SEC MAIL PROCESSING
RECEIVED
JUL 19 2004
WASH. D.C.
185
SECTION

creating value through people

WHO WE ARE

American Woodmark is an organization of employees and shareholders who have combined their resources to pursue a common goal.

WHAT WE DO

Our common goal is to create value by providing kitchens and baths "of pride" for the American family.

WHY WE DO IT

We pursue this goal to earn a profit, which allows us to reward our shareholders and employees and to make a contribution to our society.

HOW WE DO IT

Four principles guide our actions:

CUSTOMER SATISFACTION Providing the best possible quality, service and value to the greatest number of people. Doing whatever is reasonable, and sometimes unreasonable, to make certain that each customer's needs are met each and every day.

INTEGRITY Doing what is right. Caring about the dignity and rights of each individual. Acting fairly and responsibly with all parties. Being a good citizen in the communities in which we operate.

TEAMWORK Understanding that we must all work together if we are to be successful. Realizing that each individual must contribute to the team to remain a member of the team.

EXCELLENCE Striving to perform every job or action in a superior way. Being innovative, seeking new and better ways to get things done. Helping all individuals to become the best that they can be in their jobs and careers.

ONCE WE'VE DONE IT

When we achieve our goal good things happen: sales increase, profits are made, shareholders and employees are rewarded, jobs are created, our communities benefit, we have fun, and our customers are happy and proud—with a new kitchen or bath from American Woodmark.

company profile

American Woodmark Corporation manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. The Company operates 13 manufacturing facilities located in Arizona, Georgia, Indiana, Kentucky, Minnesota, Oklahoma, Tennessee, Virginia, and West Virginia and 10 service centers across the country.

American Woodmark Corporation was formed in 1980 and became a public company through a Common Stock offering in July, 1986.

The Company offers approximately 230 cabinet lines in a wide variety of designs, materials and finishes. Products are sold across the United States through a network of independent distributors and directly to home centers and major builders. Approximately 68% of sales during fiscal year 2004 were to the remodeling market and 38% to the new home market.

The Company believes it is one of the three largest manufacturers of kitchen cabinets in the United States.



financial highlights

(in thousands, except per share data)	2004	2003	2002
	FISCAL YEARS ENDED APRIL 30		
OPERATIONS			
Net sales	**$667,547**	$563,466	$499,046
Operating income	**52,404**	54,261	53,724
Income before income taxes	**51,996**	53,893	53,115
Net income	**31,707**	32,704	32,155
Earnings per share			
Basic	**$ 3.92**	$ 4.00	$ 3.93
Diluted	**3.80**	3.89	3.81
Average shares outstanding			
Basic	**8,094**	8,173	8,173
Diluted	**8,334**	8,400	8,436
FINANCIAL POSITION			
Working capital	**$ 69,338**	$ 48,554	$ 26,114
Total assets	**307,051**	262,728	234,222
Long-term debt	**18,028**	19,016	14,398
Shareholders' equity	**193,145**	160,099	145,169
Long-term debt to equity ratio	**9%**	12%	10%

market information

American Woodmark Corporation Common Stock, no par value, is quoted on The Nasdaq Stock Market under the "AMWD" symbol. Common Stock per share market prices and cash dividends declared during the last two fiscal years were as follows:

(in dollars)	MARKET PRICE High	MARKET PRICE Low	DIVIDENDS DECLARED
FISCAL 2004			
First quarter	$52.18	$43.50	$.05
Second quarter	59.37	42.51	.05
Third quarter	64.38	49.00	.05
Fourth quarter	69.19	59.60	.05
FISCAL 2003			
First quarter	$70.72	$40.00	$.05
Second quarter	53.22	41.58	.05
Third quarter	61.24	33.00	.05
Fourth quarter	50.75	34.01	.05

As of April 30, 2004, there were approximately 11,400 shareholders of the Company's Common Stock on record. Included are approximately 73% of the Company's employees, who are shareholders through the American Woodmark Stock Ownership Plan.



to our shareholders

Fiscal 2004 was a year of many challenges for our Company. While a great deal of progress was made on several fronts, we were unable to achieve all of our financial targets. In the context of the 2007 Vision, however, it was a year of progress.



JAMES J. GOSA
President and
Chief Executive Officer

During the year, we continued to generate organic top line growth. Net sales increased over 18% to a record $667.5 million. The rate of sales growth increased throughout the year with quarterly expansion of 13%, 17%, 19%, and 25% from the first through fourth fiscal quarters, respectively. While the Company clearly benefited from the overall strength of both the remodeling and new construction sectors, we continued to capture market share based on the value of our products and services which are offered through our strategic partnerships with leading home centers, builders and distributors.

We continued to expand our production capacity to support our customers. Overall production increased 23% from the prior year.






TEQUILA

Unit output between February 2003 and February 2004 increased almost 35%. The new facilities and expansions placed into service in the fall of 2002 reached critical mass during fiscal 2004 and provided a significant portion of the total increase in capacity.

We continued to invest heavily in our organization in preparation for the future. The capabilities of our leadership team throughout the Company expanded through the combination of internal promotion and external hires. I believe we are building the best organization in the industry. During the year, we conducted 330,000 hours of training or approximately 55 hours per employee. There is no better investment than in the development of our people.

We developed and installed new technologies and new applications of existing technology. During the year we expanded our use of electronic data interchange with customers and vendors, increased our application of voice recognition technology and launched projects utilizing radio frequency identification. Our WEB-based development group implemented multiple projects, including upgrades to our Cabinet Tracker internet website and several internal American Woodmark intranet sites used to provide valuable information and data to our employees, service centers and facilities. Our engineers continue to evaluate, acquire and install equipment and process innovations that ensure we remain competitive in all aspects of our business.

We increased productivity. The combination of employee training and new technology resulted in an overall increase in direct labor efficiency. During the year, 10 of our 13 plants set new productivity records. In addition, these same activities provided significant opportunities to create leverage in our staff functions and on our general overhead costs.

We continued to not only protect, but enhance, our already strong financial position. The Company generated almost $41 million in net cash from operating activities for the fiscal year. After expenditures for capital expansion, payments of long-term debt, repurchases of common stock and the payment of dividends, we generated almost $14 million in net cash, ending the year with over $29 million in cash on-hand. With total debt of $19 million, the Company effectively has a negative debt position of $10 million. Our long-term debt to total capital was under 9% at the end of the year.

Despite all this outstanding work, we did not meet our targets for gross margin or net income. The largest contributor to this shortfall was material cost.



Increases in demand exceeded industry capacity for particle board, certain species of hardwood lumber and miscellaneous components. The relative weakness of the dollar effectively increased the price of other materials sourced internationally, particularly hardware. While the increase in material cost does not account for the total decline in gross margin versus fiscal 2003, we would have met all our financial targets had primary raw material markets been stable for the year.

Fiscal 2004 marks the midpoint of our current six-year Vision to achieve continued growth and performance. As we look forward, I believe the Company is on track to reach the ambitious goals for 2007 that we outlined in 2001.

Significant opportunities for growth remain. Over the past five years annual revenue has more than doubled, a compound growth rate greater than 16% per year. Despite this growth, well in excess of the industry, we still have a less than 10% share of the total market. Based on the value of our products and services and our partnerships with leading remodeling outlets and builders, I believe we can sustain double-digit growth rates for many years to come.

Over time, our performance has successfully created shareholder value. In the five years between April 1999 and April 2004, the average annual return on American Woodmark common stock was 10.8%. Over the same period the Russell 2000 Index reported a 5.3% annual return and the Dow Jones Industrial Average lost 1.1% of its value each year. The price of a share of American Woodmark stock rose 67% over the period as we created almost $215 million in shareholder value.

Our overriding performance challenge is to produce these results with more consistency. Our gross margin and net income will continue to fluctuate in the short-term due to the impact of our continuing capital investment program, movement in the cost of raw materials and the ongoing need to respond to competition. We must, however, reduce the amount of fluctuation on a year-to-year basis.

Our primary focus during fiscal 2005 will be to regain our earnings momentum. We have already implemented a price increase to reflect the rising cost of raw material. Programs to increase productivity through employee training and investments in new technology are improving productivity. Cost management efforts are ensuring that we generate financial leverage on our fixed and semi-fixed costs. Our goal is to meet all of our financial targets in fiscal 2005.

As the Company continues to grow, the demands and complexity of managing our operations also grows. In order to keep pace with these changes, we continue to build the organization. Kent Guichard, our Chief Financial Officer since 1993, was promoted






cold shoulder
BEACH HOUSES



to Executive Vice President of Operations in May 2004. Working with me and the key management group, Kent will bring another executive level resource to our goal of producing results with more consistency.

Our growth does not come without challenges. The majority of these are faced and solved every day by the almost six thousand men and women who service our customers, manufacture our products and provide internal support to our organization. I am extremely proud of the dedication and sacrifice our employees demonstrated throughout the year. The outstanding effort of these individuals makes American Woodmark a Great Company.

On a separate note, we were saddened during the year when Tony Wainwright passed away after an extended illness. Tony had been a Director of American Woodmark since 1987. Over his seventeen years of dedicated service, Tony always knew the right thing to say, at the right time, in the right way, to the right individual. His contributions to American Woodmark have been immeasurable. We will miss his guidance, his wisdom and his humor.

In closing, I would like to thank our employees, customers, vendors and shareholders for your continuing support of American Woodmark. I look forward to reporting on our progress towards the 2007 Vision throughout fiscal 2005.

James J. Gosa
President and Chief Executive Officer

FIVE-YEAR SELECTED FINANCIAL INFORMATION

(in millions, except per share data)	FISCAL YEARS ENDED APRIL 30				
	2004	2003	2002	2001	2000
FINANCIAL STATEMENT DATA					
Net sales[1]	**$667.5**	$563.5	$499.0	$404.1	$368.0
Income before income taxes and cumulative effect of accounting changes[2]	**52.0**	53.9	53.1	30.8	24.6
Net income	**31.7**	32.7	32.2	17.4	14.5
Earnings per share					
Before cumulative effect of change in accounting principle					
Basic	**3.92**	4.00	3.93	2.36	1.82
Diluted	**3.80**	3.89	3.81	2.34	1.79
After cumulative effect of change in accounting principle					
Basic	**3.92**	4.00	3.93	2.16	1.82
Diluted	**3.80**	3.89	3.81	2.14	1.79
Depreciation and amortization expense	**27.7**	27.7	23.8	19.6	14.7
Total assets	**307.1**	262.7	234.2	180.4	166.7
Long-term debt	**18.0**	19.0	14.4	16.8	22.0
Shareholders' equity	**193.1**	160.1	145.2	109.5	92.6
Cash dividends declared per share	**.20**	.20	.20	.20	.19
Average shares outstanding					
Basic	**8.1**	8.2	8.2	8.1	8.0
Diluted	**8.3**	8.4	8.4	8.1	8.1
PERCENT OF SALES					
Gross profit	**20.6%**	23.6%	25.8%	22.0%	21.4%
Sales, general and administrative expenses	**12.7**	13.9	15.0	14.0	14.3
Income before income taxes and cumulative effect of accounting change	**7.8**	9.6	10.6	7.6	6.7
Net income	**4.7**	5.8	6.4	4.3	3.9
RATIO ANALYSIS					
Current ratio	**1.9**	1.8	1.4	1.5	1.5
Inventory turnover[3]	**10.6**	10.8	11.4	11.7	14.0
Percentage of capital (long-term debt plus equity):					
Long-term debt	**8.5%**	10.6%	9.0%	13.3%	19.2%
Equity	**91.5**	89.4	91.0	86.7	80.8
Return on equity (average %)	**18.0**	21.4	25.3	17.7	16.9
Collection period – days[4]	**32.6**	31.3	31.8	34.6	37.9

[1] Prior year amounts have been reclassified to conform to the current year presentation under EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products."

[2] Effective May 1, 2000, the Company changed its accounting for revenue recognition in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). The cumulative effect of the change on retained earnings as of the beginning of fiscal year 2001 resulted in a charge to fiscal year 2001 net income of $1.6 million.

[3] Based on average of beginning and ending inventory.

[4] Based on ratio of monthly average customer receivables to average sales per day.

management's discussion and analysis

RESULTS OF OPERATIONS

The following table sets forth certain income and expense items as a percentage of net sales.

	PERCENTAGE OF NET SALES Years Ended April 30		
	2004	2003	2002
Net sales	**100.0%**	100.0%	100.0%
Cost of sales and distribution	**79.4**	76.4	74.2
Gross profit	**20.6**	23.6	25.8
Selling and marketing expenses	**8.9**	9.8	10.1
General and administrative expenses	**3.8**	4.1	4.9
Operating income	**7.9**	9.7	10.8
Interest expense	**0.1**	0.1	0.1
Income before income taxes	**7.8**	9.6	10.6
Provision for income taxes	**3.0**	3.8	4.2
Net income	**4.7**	5.8	6.4

The following discussion should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements and the related notes contained elsewhere herein.

FORWARD-LOOKING STATEMENTS

This report contains statements concerning the Company's expectations, plans, objectives, future financial performance, and other statements that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In most cases, the reader can identify these forward-looking statements by words such as "anticipate," "estimate," "forecast," "expect," "believe," "should," "could," "plan," "may" or other similar words. Forward-looking statements contained in this Management's Discussion and Analysis are based on current expectations. However, we participate in an industry that is subject to rapidly changing conditions and there are numerous factors that could cause the Company to experience a decline in sales and/or earnings. These include (1) overall industry demand at reduced levels, (2) economic weakness in a specific channel of distribution, (3) the loss of sales from specific customers due to their loss of market share, bankruptcy or switching to a competitor, (4) a sudden and significant rise in basic raw material costs, (5) a dramatic increase to the cost of diesel fuel and/or transportation-related services, (6) the need to respond to price or product initiatives launched by a competitor, and (7) sales growth at a rate that outpaces the Company's ability to install new capacity. While the Company believes that these risks are manageable and will not adversely impact the long-term performance of the Company, these risks could, under certain circumstances, have a materially adverse impact on operating results.

OVERVIEW

During fiscal 2004, the Company experienced higher than anticipated growth rate in net sales driven by strong activity in both the new construction and remodeling markets. New construction markets serviced by the Company experienced high rates of growth due to strong demand fueled by favorable mortgage rates. Demand for the Company's products within the remodeling markets was strong as overall home improvement spending remained high. During fiscal 2005, the Company expects that solid growth will continue in each of these markets.

Gross profit for fiscal year 2004 was 20.6%, down from 23.6% in fiscal year 2003. Higher material costs coupled with shifts in product mix and higher benefit costs were only partially offset by favorable leverage in freight and overhead costs with higher volume.

Net income for fiscal year 2004 was $31.7 million compared to $32.7 for fiscal year 2003.

FISCAL YEAR 2004 COMPARED TO FISCAL YEAR 2003

FISCAL YEARS ENDED APRIL 30

(in thousands)	2004	2003	PERCENT CHANGE
Net Sales	**$667,547**	$563,466	18.5%
Gross Profit	**137,509**	132,741	3.6
Selling & Marketing Expenses	**59,653**	55,157	8.2
G&A Expenses	**25,452**	23,323	9.1
Interest Expense	**869**	519	67.4

NET SALES

Net sales for fiscal 2004 increased 18.5% to $667.5 million from $563.5 million in fiscal 2003. Higher sales were the result of the growth in shipments to both the remodeling and new home construction markets. Unit volume increased 22.4% over the prior year. Unit growth in the remodeling market was driven by strong home improvement spending and new products. New home construction unit growth was the result of high demand for housing and new products. In fiscal 2004, the average selling price per unit decreased 3.2% due to shifts in product mix as the rate of unit growth in certain lower price points exceeded the rate of growth in higher price points.

GROSS PROFIT

Gross profit as a percent of sales in fiscal 2004 decreased to 20.6% from 23.6% in fiscal 2003. The decrease in gross profit was the result of higher costs per unit for materials and total labor combined with shifts in the product mix.

Material costs per unit increased 2.8% from fiscal 2003 to fiscal 2004 due to increases in hardwood lumber, particle board, plywood and other raw materials. Cost increases were experienced due to a combination of higher commodity costs and a declining dollar for materials sourced internationally.

Labor costs per unit in fiscal 2004 increased 1.3% from the prior fiscal year as an increase in productivity was offset by increased premium hours worked to accommodate higher demand. Benefit costs increased 9.0% from fiscal 2003. Health care costs increased due to a larger number of eligible employees, general inflation in the health care industry, and a higher than normal increase in large claim activity. Pension costs increased due to lower discount rates used to calculate projected benefit obligations, along with higher service costs, and amortization of actuarial losses.

Freight costs per unit decreased 2.7% from the prior year. The decrease was the result of improved efficiencies in the third-party customer delivery network combined with favorable leverage on increased volume.

Overhead costs decreased 7.0% on a per unit basis as the Company gained favorable leverage on fixed and semi-fixed expenses with higher volumes.

SELLING & MARKETING EXPENSES

Selling and marketing expenses were $59.7 million or 8.9% of sales in fiscal 2004 compared to $55.2 million or 9.8% in fiscal 2003. The decrease as a percent of sales was due to the favorable impact of cost containment efforts and leverage gained on higher sales.

GENERAL & ADMINISTRATIVE EXPENSES

General and administrative expenses in fiscal year 2004 were $25.5 million or 3.8% of sales compared to $23.3 million or 4.1% in fiscal 2003. The decrease as a percent of sales was primarily due to favorable leverage realized on higher sales.

INTEREST AND OTHER EXPENSE

Net interest expense increased $350 thousand in fiscal 2004 compared to fiscal 2003. The increase was due to a decrease in capitalized interest as the Company completed fewer capital expansion projects in fiscal 2004 compared to fiscal 2003.

Other expense decreased $310 thousand for fiscal 2004 compared to fiscal 2003 due to an increase in interest income on higher cash balances and lower expenses.

EFFECTIVE INCOME TAX RATES

The Company's combined federal and state tax rate in fiscal 2004 was 39.0%, a decrease from 39.3% in fiscal 2003. The year over year decrease in the effective tax rate was attributable to Federal jobs tax credits and state investment tax credits associated with the start-up of new facilities.

LIQUIDITY AND CAPITAL RESOURCES

On April 30, 2004, cash and short-term investments totaled $29.4 million, up from $15.5 million at April 30, 2003. At fiscal year end April 30, 2004, total short-term and long-term debt was $19.0 million compared to total debt of $19.9 million at fiscal year end 2003. Total debt to stockholders' equity was 9.8% and 12.5% at fiscal year end 2004 and 2003, respectively.

The Company's operating activities generated $41.0 million in net cash during fiscal 2004 compared to $39.2 million in the prior year. The increase in cash generated from operations was due to increases in accrued compensation and related expenses, which was partially offset by increases in inventories, accounts receivable, prepaid expenses and other assets.

The provision for depreciation and amortization was flat between fiscal 2004 and fiscal 2003. Increased depreciation on plant, property and equipment was offset by a decline in promotional display amortization versus the prior year. In fiscal 2003, the Company experienced accelerated promotional display amortization due to the discontinued Thomasville cabinetry line. Accounts payable decreases for fiscal 2004 compared to fiscal 2003 were due to timing. The Company has made no changes to payment practices. Accrued compensation and related expenses increased due to higher benefit costs and the timing of these payments. In fiscal 2004, cash flows from customer receivables declined compared with fiscal 2003 due to timing of payments received. There was no change to the Company's credit policies. Cash flows from inventories, for fiscal 2004 versus fiscal 2003, declined slightly due to efficiencies gained in new operations. Other assets increased in fiscal 2004 as more promotional displays and buying centers were required to support the new product lines and home center store resets.

Capital spending decreased $6.1 million from $28.9 million in fiscal 2003 to $22.8 million in fiscal 2004. During fiscal 2004, the Company began capital expansion programs at several manufacturing facilities. In November 2003, the Company announced plans to build a new component manufacturing facility in Hardy County, West Virginia. Funds committed and or planned for this facility during fiscal 2005 are approximately $27 million. This new facility is scheduled for completion in June 2004. The Company expects that continued sales growth will require additional investments in plant, property and equipment. Capital expenditures in fiscal 2005 are expected to be between $50 and $55 million.

The Company decreased net long-term borrowings by $932 thousand with scheduled repayments.

The timing of the Company's Contractual Obligations and Other Commercial Commitments are summarized in the following table. For more information, see Notes E and I in the Notes to Consolidated Financial Statements.

(in thousands)	Total Amounts	2005	2006-2009	2010 and Thereafter
	FISCAL YEARS ENDING APRIL 30			
Term credit facility	$10,000	$ —	$10,000	$ —
Term loans	6,880	313	1,453	5,114
Operating lease	8,330	3,493	4,802	35
Capital lease obligations	2,136	675	1,461	—
Total	$27,346	$4,481	$17,716	$5,149

The Company received cash flow of $471 thousand from Common Stock issued under the Company's stock option plans.

The Company repurchased $2.2 million in Common Stock during fiscal 2004, compared to $9.8 million in fiscal 2003. All share repurchases were conducted under the authorizations granted by the Board of Directors in January 2001 and August 2002. Each authorization was for the repurchase of up to $10 million of company stock from time to time, when in the opinion of management, the market price presents an attractive return on investment for the shareholders. At April 30, 2004, approximately $4.2 million remained authorized by the Company's Board of Directors to repurchase shares of the Company's common stock.

Cash dividends of $1.6 million were paid on Common Stock during fiscal 2004.

Cash flow from operations combined with accumulated cash on hand and available borrowing capacity is expected to be sufficient to meet forecasted capital requirements, payments of accrued compensation, service existing debt obligations and fund capital expenditures for fiscal 2005 and fiscal 2006.

FISCAL YEAR 2003 COMPARED TO FISCAL YEAR 2002

Net sales for fiscal 2003 increased 12.9% to $563.5 million from $499.0 million in fiscal 2002. Improved sales were primarily the result of new product introductions and growth in shipments to both the remodeling and new home construction markets. Unit volume increased 10.9% over prior year as the Company gained market share. In fiscal 2003, the average selling price per unit increased 1.8% as the Company realized improved product mix.

Gross profit in fiscal 2003 decreased to 23.6% from 25.8% in fiscal 2002. The decrease in gross profit was the result of higher costs per unit for labor, overhead and freight.

Material costs year-to-year were essentially flat with a per unit increase of 0.9% from fiscal 2002 to fiscal 2003. Increases in hardwood lumber prices were offset by price reductions in other raw materials purchased.

Labor costs per unit in fiscal 2003 increased 12.2% over the prior fiscal year. Increased labor costs were the result of lower productivity and higher health care costs. Lower productivity was the result of the start-up of two new plants and a major expansion at the existing Kingman, Arizona facility. Health care costs increased due to a larger number of eligible employees and general inflation in the health care industry.

Freight costs per unit increased 2.7% over prior year. The increase was the result of temporary inefficiencies in material flows during the second and third fiscal quarters with the start-up of new operations, shifts in regional demand which impacted the third-party customer delivery network and rising fuel costs.

Overhead costs increased 9.4% on a per unit basis due to depreciation costs relating to the Company's capital expansion program, and miscellaneous operating costs associated with the start-up of the Company's new operations.

Selling and marketing expenses decreased as a percent of sales in fiscal 2003 to 9.8%, as compared to 10.1% in fiscal 2002. The decrease was due to the favorable impact of cost containment efforts and lower merchandising and promotional charges due to channel and customer mix.

General and administrative expenses for fiscal year 2003 as a percent of sales were 4.1%, down from 4.9% in fiscal 2002. The decrease was primarily due to lower costs associated with the Company's pay-for-performance employee incentive plans.

Net interest expense increased $13 thousand in fiscal 2003 as compared to fiscal 2002. The slight increase was due to a decrease in capitalized interest as the Company completed its major capital expansion projects.

Other expense decreased $254 thousand for fiscal 2003 as compared to fiscal 2002. A decline in interest income was more than offset by fewer non-operating expenses.

The Company's combined federal and state tax rate in fiscal 2003 was 39.3%, a decrease from 39.5% in fiscal 2002. The year over year decrease in the effective tax rate was attributable to state investment tax credits associated with the start-up of new facilities.

OUTLOOK FOR FISCAL 2005

The Company believes there remains significant uncertainty in the economic outlook, particularly as it pertains to retail purchases of durable goods. The Company follows several indices, including housing starts, existing home sales, interest rates and consumer confidence, that it believes are leading indicators of overall demand for kitchen and bath cabinetry. These indicators collectively suggest to the Company that demand in the industry will grow during the period covered by the Company's fiscal year ending April 30, 2005.

The Company expects to increase sales in fiscal 2005 versus fiscal 2004 based on three factors. First, as one of the largest manufacturers in the industry with a broad distribution base, the Company expects to participate in the overall growth of the industry. Second, the Company expects to gain share in the general market due to strategic partnerships with home centers, builders and distributors that are gaining share versus other distribution outlets. Finally, the Company expects to gain share with customers due to the value of the products and services in the Company's broad offering.

Assuming the Company is successful in generating increased sales, the Company expects to generate higher net income in fiscal 2005 versus fiscal 2004. The Company expects to benefit from additional margin on incremental sales, price increases to offset the increased cost of raw materials, leverage on fixed and semi-fixed costs with additional unit volume, and improved productivity. These expected benefits will be partially offset by an increase in material costs due to market pricing of hardwood lumber and changes in product mix, an increase in transportation costs due to inflationary rate changes and the market price of fuel, an increase in pension expense due to unrecognized losses and changes in pension assumptions, and an increase in medical costs due to higher headcount and overall cost pressures in the medical industry.

The Company would be negatively impacted by reduced market demand as the result of lower overall remodeling or new construction activity. While the Company would expect to perform better than the industry on average during a downturn in demand, the combined effects of lower sales and underutilized capacity could result in decreased profitability in fiscal 2005 versus 2004.

The Company began to experience an increase in hardwood lumber prices during fiscal 2003. While the Company believes that it is more efficient as compared to the industry in the use of materials, a continued rise in raw material costs would negatively impact profitability during fiscal 2005. The Company does not believe that additional increases in raw material costs would negatively impact performance over the long-term due to the availability of substitute materials and the historical ability of the industry to recover market-driven increases in raw materials through pricing.

Over the past four years, the Company has significantly expanded overall manufacturing capacity through an aggressive capital spending program. In order to support the growth in demand for products and services, the Company has invested approximately $109 million in property, plant and equipment over the last four fiscal years. Long-term projected growth will continue to require the Company to invest in additional capacity. The Company expects new spending on property, plant and equipment during fiscal 2005 to be between $50 million and $55 million. Anticipated projects for the fiscal year include the completion of the Hardy County, West Virginia component and finishing facility, expansion of the lumber processing facility in Hazard, Kentucky, and the expansion of assembly capacity at a facility to be determined. The Company believes that it has sufficient financial resources to support the capital spending program without a significant impact on the current financial position.

The aforementioned forward-looking statements should be read in combination with information presented in the Risk Factors section of Management's Discussion and Analysis.

RISK FACTORS

The Company's business has historically been subjected to seasonal influences, with higher sales typically realized in the second and fourth fiscal quarters.

The costs of the Company's products are subject to inflationary pressures and commodity price fluctuations. Inflationary pressures have been relatively mild over the past five years except in certain raw material markets. Commodity price pressures have been experienced in the raw material market during the recent period. The Company has generally been able, over time, to recover the effects of inflation and commodity price fluctuations through sales price increases.

On April 30, 2004, the Company had no material exposure to changes in interest rates for its debt agreements. All significant borrowings of the Company carry a fixed interest rate between 2% and 6%.

CRITICAL ACCOUNTING POLICIES

Management has chosen accounting policies that are necessary to accurately and fairly report the Company's operational and financial position. The significant accounting policies of the Company are disclosed in Note A to the Consolidated Financial Statements. The following discussion addresses the accounting policies that are the most important to the portrayal of the financial condition of the Company for the period being reported and that require judgment.

REVENUE RECOGNITION. The Company utilizes signed sales agreements that provide for transfer of title to the customer upon delivery. The Company's network of third-party carriers does not currently have the technology to provide detailed information regarding the delivery date for all orders. As a result, the Company must estimate the amount of sales that have been transferred to third-party carriers but not delivered to customers. The estimate is calculated using a lag factor determined by analyzing the actual difference between shipment date and delivery date of orders in the current quarter. Revenue is only recognized on those shipments which we believe have been delivered to the customer. Due to the nature of the Company's business, the impact from this estimate is limited to fiscal quarters as any shipments deemed to be in transit at the end of a reporting period are delivered to the customer within the first two weeks of the next period. Management believes that likely changes in the estimate are immaterial to the overall results of the fiscal year.

The Company recognizes revenue based on the invoice price less allowances for sales returns, cash discounts, and other deductions as required under current generally accepted accounting standards. Collection is reasonably assured as determined through an analysis of accounts receivable data, including historical product returns, and the evaluation of each customer's ability to pay. Allowances for sales returns are based on the historical relationship between shipments and returns. The Company believes that historical experience is an accurate reflection of future returns.

SELF INSURANCE. The Company is self-insured for certain costs related to employee medical coverage and workers' compensation liability. The Company maintains stop loss coverage with third-party insurers to limit total exposure. The Company establishes a liability at the balance sheet date based on estimates for a variety of factors that influence the Company's ultimate cost. In the event that actual experience is substantially different from the estimates, the financial results for the period could be impacted. The Company believes that the methodologies used to estimate all factors related to employee medical coverage and workers' compensation are an accurate reflection of the liability as of the date of the balance sheet.

PENSIONS. The Company has two non-contributory defined pension benefit plans covering substantially all of the Company's employees. The Company accounts for its defined benefit plans in accordance with FAS 87, "Employer's Accounting for Pensions," which requires amounts recognized in the financial statements to be determined on an actuarial basis. The estimated cost and benefits of the non-contributory defined benefit pension plans are determined by independent actuaries using various actuarial assumptions. The most significant assumptions are the long-term expected rate of return on plan assets, the discount rate used to determine the present value of the pension obligations, and the future rate of compensation level increases. The Company refers to high-quality, fixed-income investments in establishing the discount rate. The long-term expected rate of return on plan assets reflects the current mix of the plan assets invested in equities and bonds. The future rate of compensation levels reflects expected salary trends.

Pension expense for fiscal year 2004 and the assumptions used in that calculation are presented in Note G to the Consolidated Financial Statements. At April 30, 2004, the discount rate was 6.4% compared to 6.2% at April 30, 2003. The expected return on plan assets is 8.0%, which is consistent with fiscal year 2003. The rate of increase in compensation levels is 4.0% for the period ended April 30, 2004, unchanged from the prior year.

The fair value of plan assets at April 30, 2004 was $34.2 million compared to $27.9 million at April 30, 2003. The Company's underfunded amount for the difference between the projected benefit obligation and plan assets increased to $22 million from $20 million in fiscal 2003. As a result, the Company expects pension expense for its defined benefit plans to increase from $5.4 million in fiscal 2004 to $6.2 million in fiscal 2005. The Company made contributions of $3.2 million to its pension plans in fiscal 2004. The Company expects to contribute $8.1 million to its pension plans in fiscal 2005.

PROMOTIONAL DISPLAYS. The Company invests in product displays in order to promote the sale of its products and services. The investment is carried at cost less applicable amortization. Amortization is provided by the straight-line method on an individual display basis over the estimated period of economic benefit, approximately 30 months. The estimated period of economic benefit is based on historical experience. The Company believes that the estimated period of economic benefit provides an accurate reflection of the value of displays as of the date of the balance sheet.

PRODUCT WARRANTY. The Company estimates outstanding warranty costs based on the historical relationship between warranty claims and revenues. The warranty accrual is reviewed monthly to verify that it properly reflects the remaining obligation based on the anticipated expenditures over the balance of the obligation period. Adjustments are made when actual warranty claim experience differs from estimates. Warranty claims are generally made within three months of the original shipment date.

The following is a reconciliation of the Company's warranty liability:

(in thousands)	2004	2003
PRODUCT WARRANTY RESERVE		
Beginning balance	**$ 3,133**	$ 3,026
Accrual for warranties	**15,829**	12,898
Settlements	**(15,640)**	(12,791)
Ending balance at fiscal year end	**$ 3,322**	$ 3,133

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," which clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN 46 requires that a company that has a controlling financial interest in a variable interest entity consolidate the assets, liabilities and results of operations of the variable interest entity in the company's consolidated financial statements. The Company was required to adopt this statement as of April 30, 2004. The adoption of FIN 46 had no impact on the Company's consolidated financial statements.

In December 2003, the FASB issued Statement No. 132 (revised 2003), "Employers' Disclosure about Pensions and Other Postretirement Benefits." The standard requires that companies provide more details on an annual basis about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. This standard requires companies to report the various elements of pension and other postretirement costs on a quarterly basis. The Company has adopted the disclosure provisions in the current fiscal year.

LEGAL MATTERS

The Company is involved in various suits and claims in the normal course of business which include claims against the Company pending before the Equal Employment Opportunity Commission. Although management believes that such suits and EEOC claims are without merit and intends to vigorously contest them, the ultimate outcome of these matters cannot be determined at this time. In the opinion of management, after consultation with counsel, the ultimate liabilities and losses, if any, that may result from suits and claims involving the Company will not have any material adverse effect on the Company's operating results or financial position.

DIVIDENDS DECLARED

On May 19, 2004, the Board of Directors approved a $.05 per share cash dividend on its Common Stock. The cash dividend was paid on June 22, 2004, to shareholders of record on June 8, 2004.

QUARTERLY RESULTS OF OPERATIONS (Unaudited)

FY 2004	07/31/03	10/31/03	01/31/04	04/30/04
(in thousands, except share amounts)				
Net sales	$154,932	$169,395	$162,859	$180,361
Gross profit	33,833	34,534	33,805	35,337
Income before income taxes	12,278	13,553	12,431	13,734
Net income	$ 7,453	$ 8,227	$ 7,650	$ 8,378
Earnings per share				
Basic	$ 0.92	$ 1.02	$ 0.95	$ 1.03
Diluted	$ 0.90	$ 0.99	$ 0.92	$ 1.00

FY 2003	07/31/02	10/31/02	01/31/03	04/30/03
(in thousands, except share amounts)				
Net sales	$137,468	$144,972	$136,684	$144,341
Gross profit	35,764	35,282	30,370	31,325
Income before income taxes	15,295	15,107	11,108	12,384
Net income	$ 9,254	$ 9,140	$ 6,757	$ 7,554
Earnings per share				
Basic	$ 1.12	$ 1.12	$ 0.83	$ 0.93
Diluted	$ 1.09	$ 1.09	$ 0.80	$ 0.91

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)	APRIL 30 2004	2003
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 29,432**	$ 15,512
Customer receivables	**48,286**	40,615
Inventories	**54,921**	44,986
Prepaid expenses and other	**1,515**	5,073
Deferred income taxes	**10,504**	6,166
Total Current Assets	**144,658**	112,352
Property, plant and equipment	**143,136**	136,551
Promotional displays	**17,112**	12,004
Other assets	**1,181**	915
Intangible pension assets	**964**	906
	$307,051	$262,728
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	**$ 29,145**	$ 26,850
Accrued compensation and related expenses	**32,391**	26,704
Current maturities of long-term debt	**988**	932
Accrued marketing expenses	**5,875**	4,321
Other accrued expenses	**6,921**	4,991
Total Current Liabilities	**75,320**	63,798
Long-term debt, less current maturities	**18,028**	19,016
Deferred income taxes	**11,402**	8,428
Long-term pension liabilities	**8,155**	9,960
Other long-term liabilities	**1,001**	1,427
Shareholders' Equity		
Preferred stock, $1.00 par value; 2,000,000 shares authorized, none issued		
Common stock, no par value; 20,000,000 shares authorized; issued and outstanding shares: 8,229,943 – 2004; 8,080,098 – 2003;	**43,435**	33,999
Retained earnings	**156,993**	134,406
Accumulated Other Comprehensive Loss		
Minimum pension liability	**(6,921)**	(7,704)
Unrealized loss on derivative contracts	**(362)**	(602)
Total Other Comprehensive Loss	**(7,283)**	(8,306)
Total Shareholders' Equity	**193,145**	160,099
	$307,051	$262,728

See notes to consolidated financial statements.

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CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(in thousands, except per share data)	2004	2003	2002
	YEARS ENDED APRIL 30		
Net sales	**$667,547**	$563,466	$499,046
Cost of sales and distribution	**530,038**	430,725	370,369
Gross Profit	**137,509**	132,741	128,677
Selling and marketing expenses	**59,653**	55,157	50,442
General and administrative expenses	**25,452**	23,323	24,511
Operating Income	**52,404**	54,261	53,724
Interest expense	**869**	519	506
Other (income) expense	**(461)**	(151)	103
Income Before Income Taxes	**51,996**	53,893	53,115
Provision for income taxes	**20,289**	21,189	20,960
Net Income	**31,707**	32,704	32,155
Retained Earnings, Beginning of Year	**134,406**	112,378	85,101
Stock repurchases	**(7,501)**	(9,041)	(3,240)
Cash dividends	**(1,619)**	(1,635)	(1,638)
Retained Earnings, End of Year	**$156,993**	$134,406	$112,378
SHARE INFORMATION			
Earnings per share			
Basic	**$ 3.92**	$ 4.00	$ 3.93
Diluted	**3.80**	3.89	3.81
Cash dividends per share	**.20**	.20	.20

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except per share data)	2004	2003	2002
	YEARS ENDED APRIL 30		
Net income	**$ 31,707**	$ 32,704	$ 32,155
Other Comprehensive Income (Loss):			
Unrealized loss on derivative contracts, net of income tax expense (benefit) of $96, ($208) and $183 for fiscal years 2004, 2003 and 2002, respectively	**240**	(321)	(281)
Minimum pension liability adjustment, net of income tax expense (benefit) of $563 and ($4,988) for fiscal years 2004 and 2003, respectively	**783**	(7,704)	—
Comprehensive Income	**$ 32,730**	$ 24,679	$ 31,874

See notes to consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	2004	2003	2002
		YEARS ENDED APRIL 30	
OPERATING ACTIVITIES			
Net income	**$31,707**	$32,704	$32,155
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for depreciation and amortization	**27,696**	27,717	23,792
Net loss on disposal of property, plant and equipment	**73**	161	141
Deferred income taxes	**697**	3,825	(337)
Tax benefit from stock options exercised	**3,692**	316	3,126
Other non-cash items	**682**	455	1,027
Changes in operating assets and liabilities:			
Customer receivables	**(8,062)**	(8,796)	(2,880)
Inventories	**(10,182)**	(10,635)	(5,067)
Prepaid expenses	**3,586**	(2,310)	(994)
Other assets	**(16,978)**	(8,238)	(13,296)
Accounts payable	**2,295**	3,791	6,021
Accrued compensation and related expenses	**5,687**	816	9,619
Other	**85**	(625)	143
Net Cash Provided by Operating Activities	**40,978**	39,181	53,450
INVESTING ACTIVITIES			
Payments to acquire property, plant and equipment	**(22,755)**	(28,918)	(39,829)
Proceeds from sales of property, plant and equipment	**5**	39	27
Net Cash Used In Investing Activities	**(22,750)**	(28,879)	(39,802)
FINANCING ACTIVITIES			
Payments of long-term debt	**(932)**	(5,568)	(20,778)
Proceeds from long-term borrowings	**—**	8,350	19,007
Common stock issued through stock option plans	**471**	824	4,674
Repurchase of common stock	**(2,228)**	(9,844)	(3,544)
Dividends paid	**(1,619)**	(1,635)	(1,638)
Net Cash Used in Financing Activities	**(4,308)**	(7,873)	(2,279)
Increase in Cash and Cash Equivalents	**13,920**	2,429	11,369
Cash and Cash Equivalents, Beginning of Year	**15,512**	13,083	1,714
Cash and Cash Equivalents, End of Year	**$29,432**	$15,512	$13,083

See notes to consolidated financial statements.

notes
to consolidated financial statements

NOTE A — SIGNIFICANT ACCOUNTING POLICIES

The Company manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. The Company's products are sold across the United States through a network of independent distributors and directly to home centers and major builders.

The following is a description of the Company's significant accounting policies:

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION: The Company recognizes revenue when product is delivered to the customer and title has passed. Revenue is based on invoice price less allowances for sales returns, cash discounts and other deductions as required by generally accepted accounting principles.

COST OF SALES AND DISTRIBUTION: The cost of sales and distribution includes all cost associated with the manufacture and distribution of the Company's products including the costs of shipping and handling.

ADVERTISING COSTS: Advertising costs are expensed as incurred. Advertising expenses for fiscal years 2004, 2003, and 2002 were $12.5 million, $11.0 million, and $10.8 million, respectively.

CASH AND CASH EQUIVALENTS: Cash in excess of operating requirements is invested in short-term instruments which are carried at fair value (approximate cost). The Company considers all highly liquid short-term investments with maturity of three months or less when purchased to be cash equivalents.

INVENTORIES: Inventories are stated at lower of cost or market. Inventory costs were determined by the last-in, first-out (LIFO) method.

The LIFO cost reserve is determined in the aggregate for inventory and is applied as a reduction to inventories determined on the first-in, first-out method (FIFO). FIFO inventory cost approximates replacement cost.

PROMOTIONAL DISPLAYS: The Company's investment in promotional displays is carried at cost less applicable amortization. Amortization is provided by the straight-line method on an individual display basis over 30 months (the estimated period of benefit).

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PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated on the basis of cost less an allowance for depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets, which range from 15 to 30 years for buildings and improvements and three to ten years for furniture and equipment. Assets under capital lease are amortized over the shorter of their estimated useful lives or term of the related lease.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amounts of the Company's cash and cash equivalents, customer receivables, accounts payable, and long-term debt approximate fair value. Refer to the Consolidated Statements of Comprehensive Income for the effect of interest rate swaps.

PENSIONS: The Company has two non-contributory defined pension benefit plans covering substantially all of the Company's employees. The Company accounts for its defined benefit plans in accordance with FAS 87, "Employer's Accounting for Pensions," which requires amounts recognized in the financial statements to be determined on an actuarial basis.

STOCK-BASED COMPENSATION: As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue using the intrinsic value method of accounting for stock options and has provided the additional required disclosures. SFAS No. 148, which amends SFAS No. 123, does not require companies to account for stock options using the fair value method; however, it does require all companies to adopt the disclosure provisions. (See Note F to the Consolidated Financial Statements.)

For the years ended April 30, 2004, 2003, and 2002, pro forma net income and earnings per share information required by SFAS No. 123 has been determined as if the Company had accounted for its stock options using the fair value method.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows:

STOCK-BASED COMPENSATION

(in thousands, except share amounts)	2004	2003	2002
Net income	**$31,707**	$32,704	$32,155
Stock-based employee compensation expense	**(2,348)**	(1,949)	(1,364)
Pro forma net income	**$29,359**	$30,755	$30,791
Pro forma net income per common share:			
Basic	**3.63**	3.76	3.77
Diluted	**3.52**	3.66	3.65

To determine these amounts, the fair value of each stock option has been estimated on the date of the grant using a Black-Scholes option-pricing model. Significant assumptions used in this model include a dividend yield of 0.8% and the following weighted averages:

	2004	2003	2002
Expected volatility	**0.512**	0.514	0.509
Risk-free interest rates	**2.55%**	4.60%	5.20%
Expected life in years	**6.0**	6.0	6.0
Fair value per share	**$ 24.06**	$ 32.13	$ 15.39

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NEW ACCOUNTING RULES: In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," which clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN 46 requires that a company that has a controlling financial interest in a variable interest entity consolidate the assets, liabilities and results of operations of the variable interest entity in the company's consolidated financial statements. The Company was required to adopt this statement as of April 30, 2004. The adoption of FIN 46 had no impact on the Company's consolidated financial statements.

In December 2003, the FASB issued Statement No. 132 (revised 2003), "Employers' Disclosure about Pensions and Other Postretirement Benefits." The standard requires that companies provide more details on an annual basis about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. This standard requires companies to report the various elements of pension and other postretirement costs on a quarterly basis. The Company has adopted the disclosure provisions in the current fiscal year.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS: Certain prior years' amounts have been reclassified to conform to the current year's presentation.

NOTE B—CUSTOMER RECEIVABLES

The components of customer receivables were:

	APRIL 30	
(in thousands)	2004	2003
Gross customer receivables	**$54,122**	$45,564
Less:		
Allowance for bad debt	**(1,222)**	(726)
Allowance for returns and discounts	**(4,614)**	(4,223)
Net customer receivables	**$48,286**	$40,615

NOTE C—INVENTORIES

The components of inventories were:

	APRIL 30	
(in thousands)	2004	2003
Raw materials	**$19,569**	$17,221
Work-in-process	**37,045**	30,058
Finished goods	**9,653**	6,695
Total FIFO inventories	**66,267**	53,974
Reserve to adjust inventories to LIFO value	**(11,346)**	(8,988)
Total inventories	**$54,921**	$44,986

NOTE D — PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment were:

(in thousands)	APRIL 30 2004	2003
Land	**$ 1,956**	$ 1,956
Buildings and improvements	**66,756**	65,178
Buildings and improvements – capital leases	**9,153**	9,153
Machinery and equipment	**150,782**	143,840
Machinery and equipment – capital leases	**334**	334
Construction in progress	**13,716**	841
	242,697	221,302
Less allowance for depreciation	**(99,561)**	(84,751)
Total	**$143,136**	$136,551

Depreciation expense amounted to $16,092,000, $14,572,000, and $11,347,000 in fiscal 2004, 2003, and 2002, respectively.

NOTE E — LOANS PAYABLE AND LONG-TERM DEBT

Maturities of long-term debt are as follows:

(in thousands)	FISCAL YEARS ENDING APRIL 30 2005	2006	2007	2008	2009	2010 AND THEREAFTER	TOTAL OUTSTANDING
Term credit facility	$ —	$ —	$10,000	$ —	$ —	$ —	$10,000
Term loans	313	334	357	381	381	5,114	6,880
Capital lease obligations	675	711	750	—	—	—	2,136
Total	$ 988	$ 1,045	$11,107	$ 381	$381	$5,114	$19,016
Less current maturities							$ 988
Total long-term debt							$18,028

The Company's primary loan agreement provides for a five-year, $35 million revolving credit facility and a $10 million, five-year term credit facility which expire on May 31, 2006. Borrowings under the credit facilities bear interest at the London InterBank Offered Rate (LIBOR) (1.1% at April 30, 2004) plus a spread (0.50% at April 30, 2004) based on Total Funded Debt to earnings, before deduction of interest and taxes, plus depreciation and amortization (EBITDA). Funded debt is the total of senior debt, letter of credit obligations, stockholder debt, subordinated debt, and the value of all capitalized and synthetic leases. The Company has no synthetic leases. The Company incurs a fee for amounts not used under the revolving credit facility. The non-usage fee is included in interest expense and amounts to 0.2% of the amount not borrowed. The interest rate on the five-year term loan has been fixed at 6.0% via an interest rate swap. The Company employs a straight-forward interest rate swap agreement. Any unrealized gain or loss associated with the swap agreement is accounted for as other comprehensive income. As of April 30, 2004, the fair value of the swap was $596,000 and is classified as a long-term liability. The Company does not invest, trade, or otherwise speculate in any derivatives or similar type financial instruments.

In November 2002, the Company entered into a loan agreement with the Perry, Harlan, Leslie, Breathitt Regional Industrial Authority (a.k.a. Hazard, KY Regional Authority) as part of the Company's capital investment and operations at the Hazard, Kentucky, site. This debt facility is a $6 million term loan, which expires November 13, 2017, bearing interest at a fixed rate of 2.0%. It is secured by a

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mortgage on the manufacturing facility constructed in Hazard, Kentucky. The loan requires annual debt service payments consisting of principal and interest with a fixed balloon payment of $1.6 million at loan expiration.

On April 30, 2004, term loans of $6.9 million were outstanding. The interest-bearing term loans bore a weighted average interest rate of 2.6% on April 30, 2004.

The average interest rate on the Company's capital lease obligations was 5.4% on April 30, 2004. These obligations mature at various times through 2007.

The Company's loan agreements limit the amount and type of indebtedness the Company can incur and require the Company to maintain specified financial ratios measured on a quarterly basis. Certain of the Company's fixed assets are pledged as collateral under the term loan agreements and capital lease arrangements. The Company was in compliance with all covenants contained in its loan agreements at April 30, 2004.

Interest paid was $982,000, $1,074,000, and $1,128,000, during fiscal 2004, 2003, and 2002, respectively. Net amounts to be received or paid under interest rate swap agreements are accrued as an adjustment to interest expense.

Interest capitalized was $161,000, $579,000, and $659,000, during fiscal 2004, 2003, and 2002, respectively.

NOTE F—SHAREHOLDERS' EQUITY

COMMON STOCK

Transactions affecting Common Stock were as follows:

	SHARES OUTSTANDING	AMOUNT (in thousands)
Balance at April 30, 2001	8,079,093	$24,412
Net stock options exercised	245,195	7,802
Stock issued to AWSOP	30,208	1,162
Stock repurchases	(83,000)	(304)
Balance at April 30, 2002	8,271,496	33,072
Net stock options exercised	30,551	1,122
Stock issued to AWSOP	17,051	790
Stock repurchases	(239,000)	(985)
Balance at April 30, 2003	8,080,098	$33,999
Net stock options exercised	176,238	8,474
Stock issued to AWSOP	23,607	1,179
Stock repurchases	(50,000)	(217)
Balance at April 30, 2004	8,229,943	$43,435

EMPLOYEE STOCK OWNERSHIP PLAN

In fiscal 1990, the Company instituted the American Woodmark Stock Ownership Plan (AWSOP). Under this plan, all employees over the age of 18 who have been employed by the Company for a minimum of six months are eligible to receive company stock through a profit sharing contribution and a 401(k) matching contribution based upon the employee's contribution to the plan.

Profit sharing contributions are 3% of after tax earnings, calculated on a quarterly basis and distributed equally to all employees eligible to participate in the plan. The Company recognized expenses for profit sharing contributions of $926,000, $1,029,000, and $900,000, in fiscal 2004, 2003, and 2002, respectively.

The Company matches 401(k) contributions in the amount of 50% of an employee's contribution to the plan up to 4% of base salary for an effective maximum Company contribution of 2% of base salary. The expense for 401(k) matching contributions for this plan was $1,307,000, $1,032,000, and $758,000, in fiscal 2004, 2003, and 2002, respectively.

STOCK OPTIONS

In August 1999, shareholders approved a stock option plan for key employees of the Company. Under the plan, up to 1,000,000 shares of Common Stock may be granted as options, with the term of options granted not exceeding ten years. Options granted are subject to vesting conditions and other requirements prescribed by a participant's stock option agreement. Options vest over three years on a straight-line basis.

In August 2000, shareholders approved a stock option plan for non-employee directors. Under the 2000 plan, up to 30,000 shares of Common Stock may be granted as options, with each non-employee director receiving an option to purchase 1,000 shares on the anniversary date of the plan. Outstanding options under the plan are exercisable in annual cumulative increments of 33.33% of options granted beginning one year after the date of grant and must be exercised within 12 months after cumulative increments exercisable equal 100% of options granted, at which time options expire.

The Company has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to Statement 123's fair value method of accounting for stock-based compensation. Statement 148 also amends the disclosure provisions of Statement 123 and APB Opinion No. 25, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for stock options using the fair value method; however, it does require all companies to adopt the disclosure provisions. Since the exercise price for all options granted is the fair market value of the Company's stock on the date of grant no compensation cost has been recognized for the stock option plans.

The following table summarizes stock option activity and related information under the stock option plans for the fiscal years ended April 30:

	2004	2003	2002
Outstanding at beginning of year	**869,297**	737,205	837,267
Granted	**216,976**	179,000	162,390
Exercised	**(266,988)**	(34,741)	(250,285)
Expired or cancelled	**(8,583)**	(12,167)	(12,167)
Outstanding at April 30	**810,702**	869,297	737,205
Exercisable at April 30	**432,026**	509,419	369,154
Available for future issuance at April 30	**338,552**	555,196	717,696
Weighted average exercise prices (in dollars):			
Outstanding at beginning of year	**$31.79**	$23.92	$21.01
Granted	**51.10**	63.28	30.84
Exercised	**19.53**	23.70	18.68
Expired or cancelled	**53.80**	23.70	23.60
Outstanding at April 30	**40.77**	31.79	23.92
Exercisable at April 30	**$30.87**	$23.20	$22.80

The following table summarizes information about stock options outstanding at April 30, 2004 [remaining lives (in years) and exercise prices are weighted-averages]:

OPTION PRICE PER SHARE	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
	OPTIONS	REMAINING LIFE	EXERCISE PRICE	OPTIONS	EXERCISE PRICE
$9.25–$13.13	2,500	2.5	$9.25	2,500	$9.25
$15.56–$18.94	96,400	4.8	17.67	96,400	17.67
$21.72–$29.86	252,569	6.3	26.70	203,469	25.94
$37.81–$48.41	249,767	7.9	45.32	74,534	38.09
$50.98–$53.55	12,671	8.8	51.44	1,333	52.12
$58.84–$67.01	196,795	8.4	64.08	53,790	63.66

EARNINGS PER SHARE

The following table summarizes the computations of basic and diluted earnings per share:

	FISCAL YEARS ENDED APRIL 30		
(in thousands, except per share amounts)	2004	2003	2002
Numerator used in basic and diluted earnings per common share:			
Net income	**$31,707**	$32,704	$32,155
Denominator:			
Denominator for basic earnings per common share—weighted-average shares	**8,094**	8,173	8,173
Effect of dilutive securities:			
Stock options	**240**	227	263
Denominator for diluted earnings per common share—weighted-average shares and assumed conversions	**8,334**	8,400	8,436
Earnings per common share			
Basic	**$ 3.92**	$ 4.00	$ 3.93
Diluted	**$ 3.80**	$ 3.89	$ 3.81

NOTE G — PENSION BENEFITS

The following information is disclosed in accordance with the requirements of SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," which the Company adopted in 1999. The Company has two defined benefit plans covering virtually all of the Company's employees. These plans provide defined benefits based on years of service and final average salary. These benefit plans have an April 30 measurement date.

(in thousands)	PENSION BENEFITS 2004	2003
CHANGE IN BENEFIT OBLIGATION		
Benefit obligation at beginning of year	**$ 47,881**	$ 34,430
Service cost	**3,227**	2,083
Interest cost	**2,937**	2,483
Amendments	**164**	441
Actuarial losses	**3,180**	9,347
Benefits paid	**(956)**	(903)
Benefit obligation at end of year	**$ 56,433**	$ 47,881
CHANGE IN PLAN ASSETS		
Fair value of plan assets at beginning of year	**$ 27,878**	$ 27,067
Actual return on plan assets	**4,099**	(1,173)
Company contributions	**3,163**	2,887
Benefits paid	**(956)**	(903)
Fair value of plan assets at end of year	**$ 34,184**	$ 27,878
Funded status of the plans	**$(22,249)**	$(20,003)
Unamortized prior service cost	**964**	906
Unrecognized net actuarial loss	**21,162**	21,189
Prepaid (accrued) benefit cost	**$ (123)**	$ 2,092

(in thousands)	PENSION BENEFITS 2004	2003
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS		
Accrued benefit liability	**$ (12,433)**	$ (11,506)
Intangible asset	**964**	906
Accumulated other comprehensive income	**11,346**	12,692
Net amount recognized	**$ (123)**	$ 2,092

(in millions)	PENSION BENEFITS 2004	2003
PENSION PLANS WITH AN ACCUMULATED BENEFIT OBLIGATION IN EXCESS OF PLAN ASSETS		
Projected benefit obligation	**$ 56.4**	$ 47.9
Accumulated benefit obligation	**46.6**	39.4
Fair value of plan assets	**34.2**	27.9

(in thousands)	PENSION BENEFITS 2004	2003	2002
COMPONENTS OF NET PERIODIC BENEFIT COST			
Service cost	**$3,227**	$2,083	$1,602
Interest cost	**2,937**	2,483	2,084
Expected return on plan assets	**(2,189)**	(2,132)	(1,965)
Amortization of the unrecognized transition obligation	**—**	—	8
Amortization of prior service cost	**106**	79	97
Recognized net actuarial loss	**1,298**	438	63
Benefit cost	**$5,379**	$2,951	$1,889

(in thousands)	PENSION BENEFITS 2004	2003
(DECREASE)/INCREASE IN MINIMUM LIABILITY INCLUDED IN OTHER COMPREHENSIVE INCOME	**$(1,346)**	$12,692

ACTUARIAL ASSUMPTIONS: The discount rate at April 30, was used to measure the year end benefit obligations and the earnings effects for the subsequent year. Actuarial assumptions used to determine benefit obligations and earnings effects for principal pension plans follow:

	FISCAL YEARS ENDED APRIL 30 2004	2003
WEIGHTED-AVERAGE ASSUMPTIONS TO DETERMINE BENEFIT OBLIGATIONS		
Discount rate	**6.4%**	6.2%
Rate of compensation increase	**4.0%**	4.0%

	FISCAL YEARS ENDED APRIL 30 2004	2003
WEIGHTED-AVERAGE ASSUMPTIONS TO DETERMINE NET PERIODIC BENEFIT COST		
Discount rate	**6.2%**	7.3%
Expected return on plan assets	**8.0%**	8.0%
Rate of compensation increase	**4.0%**	4.0%

The discount rate was based on Moody's Aa bond rate as of April 30. The expected long-term rate of return on assets is supported by internal software which models rates of return based on asset allocation within the Plan's investment portfolio. The assumptions and the basis for their selection are consistent with the prior year.

The Company amortizes experience gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions, over a period no longer than the average future working lifetime of the active participants.

The Company funds the pension plans in amounts sufficient to meet minimum funding requirements set forth in employee benefit and tax laws plus additional amounts that the Company determines appropriate.

The Company's pension plans' weighted-average asset allocations at April 30, 2004 and 2003, by asset category are as follows:

PLAN ASSET ALLOCATION

	2004		2003
APRIL 30	TARGET ALLOCATION	ACTUAL ALLOCATION	ACTUAL ALLOCATION
Equity Funds	**50%**	**50.1%**	54.1%
Fixed Income Funds	**50%**	**49.9%**	45.9%
Total	**100%**	**100%**	100%

Within the broad categories outlined above, the Company has indicated the following specific allocation: 30% Capital Preservation, 20% Bond, 20% Large Capital Growth, 20% Large Capital Value, 6% Small Capital, and 4% International.

CONTRIBUTIONS: The Company expects to contribute $8.1 million to its pension plans in fiscal 2005, which represents both required and discretionary funding.

ESTIMATED FUTURE BENEFIT PAYMENTS: The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

FISCAL YEAR	PENSION BENEFITS
(in thousands)	
2005	$ 1,165
2006	1,255
2007	1,349
2008	1,505
2009	1,668
Years 2010-2014	$11,678

NOTE H — INCOME TAXES

The provision for income taxes on income was comprised of the following:

(in thousands)	FISCAL YEARS ENDED APRIL 30 2004	2003	2002
Current provision			
Federal	**$15,886**	$14,144	$ 18,213
State	**3,706**	3,220	3,084
Total current provision	**19,592**	17,364	21,297
Deferred provision (benefit)			
Federal	**598**	3,709	(289)
State	**99**	116	(48)
Total deferred provision (benefit)	**697**	3,825	(337)
Total provision	**$20,289**	$21,189	$20,960

The Company's effective income tax rate varied from the federal statutory rate as follows:

	FISCAL YEARS ENDED APRIL 30 2004	2003	2002
Federal statutory rate	**35.0%**	35.0%	35.0%
Permanent differences	**(.3)**	.1	—
State income taxes, net of federal tax effect	**4.3**	4.2	4.5
Effective income tax rate	**39.0%**	39.3%	39.5%

Income taxes paid were $15,681,000, $20,262,000, and $18,293,000 for fiscal years 2004, 2003, and 2002, respectively.

The significant components of deferred tax assets and liabilities were as follows:

(in thousands)	APRIL 30 2004	2003
Deferred tax assets		
Accounts receivable	**$ 4,283**	$ 3,146
Employee benefits	**2,987**	2,248
Product liability	**1,282**	1,201
Pension liability	**4,425**	3,969
Other	**1,092**	475
Total	**14,069**	11,039
Deferred tax liabilities		
Depreciation	**13,721**	11,782
Inventory	**514**	921
Other	**732**	598
Total	**14,967**	13,301
Net deferred tax liability	**$ 898**	$ 2,262

NOTE I — COMMITMENTS AND CONTINGENCIES

LEGAL MATTERS

The Company is involved in various suits and claims in the normal course of business which include claims against the Company pending before the Equal Employment Opportunity Commission. Although management believes that such suits and EEOC claims are without merit and intends to vigorously contest them, the ultimate outcome of these matters cannot be determined at this time. In the opinion of management, after consultation with counsel, the ultimate liabilities and losses, if any, that may result from suits and claims involving the Company will not have a material adverse effect on the Company's results of operations or financial position.

LEASE AGREEMENTS

The Company leases five office buildings, a manufacturing building, ten service centers and certain equipment. Total rental expenses amounted to approximately $6,969,000, $6,286,000, and $5,397,000, in fiscal 2004, 2003, and 2002, respectively. Minimum rental commitments as of April 30, 2004, under non-cancelable leases are as follows:

FISCAL YEAR	OPERATING	CAPITAL
(in thousands)		
2005	$3,493	$ 780
2006	2,927	780
2007	1,286	780
2008	349	
2009	240	
2010 (and thereafter)	35	
	$8,330	$2,340
Less amounts representing interest		(204)
Total obligation under capital lease		$2,136

RELATED PARTIES

During fiscal 1985, prior to becoming a publicly held corporation, the Company entered into an agreement with a partnership formed by certain executive officers of the Company to lease an office building constructed and owned by the partnership. The Company has subsequently renewed this lease in accordance with company policy and procedure which includes approval by the Board of Directors. There are two remaining years on the current term and one five-year renewal period available at the Company's option. Under this agreement, rental expense was $416,000, $409,000, and $406,000, in fiscal 2004, 2003, and 2002, respectively. Rent during the remaining term of approximately $420,000 annually (included in the above table) is subject to adjustment based upon changes in the Consumer Price Index.

NOTE J — OTHER INFORMATION

Credit is extended to customers based on an evaluation of the customer's financial condition and generally collateral is not required. The Company's customers operate in the new home construction and home remodeling markets. At April 30, 2004, the Company's two largest customers, Customers A and B, represented 29.9% and 31.8% of the Company's customer receivables, respectively. At April 30, 2003, Customers A and B, represented 19.1% and 34.1% of the Company's customer receivables, respectively.

The following table summarizes the percentage of sales to the Company's two largest customers for the last three fiscal years:

	PERCENT OF ANNUAL SALES		
	2004	2003	2002
Customer A	**30.6**	36.8	42.3
Customer B	**30.7**	26.5	21.0

The Company maintains an allowance for bad debt based upon management's evaluation and judgment of potential net loss. The allowance is estimated based upon historical experience, the effects of current developments and economic conditions, and of customers' current and anticipated financial condition. Estimates and assumptions are periodically reviewed and updated. Any resulting adjustments to the allowance are reflected in current operating results.

BEST AVAILABLE COPY

management's report

The accompanying consolidated financial statements, which include the notes thereto, are the responsibility of and have been prepared by the management of American Woodmark. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include some amounts that are based on management's best estimates and judgments. Financial information throughout this annual report is consistent with the consolidated financial statements.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that transactions are properly recorded, that policies and procedures are adhered to and that assets are adequately safeguarded. The system of internal controls is supported by written policies and guidelines, an organizational structure designed to ensure appropriate segregation of responsibilities and selection and training of qualified personnel.

To ensure that the system of internal controls operates effectively, management and the internal audit staff review and monitor internal controls on an ongoing basis. In addition, as part of the audit of the consolidated financial statements, the Company's independent auditors evaluate selected internal accounting controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be performed. The Company believes its system of internal controls is adequate to accomplish the intended objectives, and continues its efforts to further improve those controls.

The Audit Committee of the Board of Directors, which is composed entirely of independent Directors, oversees the Company's financial reporting and internal control functions. The Audit Committee meets periodically and separately with Company management, the internal audit staff, and the independent auditors to ensure these parties are fulfilling their obligations and to discuss auditing, internal control and financial reporting matters. The Audit Committee reports its findings to the Board of Directors. The independent auditors and the internal audit staff have unrestricted access to the Audit Committee.



James J. Gosa
President and Chief Executive Officer



Kent B. Guichard
Executive Vice President

report of independent registered public accounting firm

THE BOARD OF DIRECTORS AND SHAREHOLDERS, AMERICAN WOODMARK CORPORATION

We have audited the accompanying consolidated balance sheets of American Woodmark Corporation as of April 30, 2004 and April 30, 2003, and the related consolidated statements of income and retained earnings, comprehensive income, and cash flows for each of the three years in the period ended April 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Woodmark Corporation at April 30, 2004 and April 30, 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Richmond, Virginia
June 4, 2004

DIRECTORS AND EXECUTIVE OFFICERS

David L. Blount
Senior Vice President, Manufacturing

William F. Brandt, Jr.
Chairman of the Board

Daniel T. Carroll
Director;
Chairman
The Carroll Group
A Management Consulting Firm

Martha M. Dally
Director;
Chief Customer Officer
Sara Lee Corporation

James G. Davis
Director;
President & CEO
James G. Davis Construction Corporation

Neil P. DeFeo
Director

James J. Gosa
Director; President and
Chief Executive Officer

Kent B. Guichard
Director; Senior Vice President, Finance and
Chief Financial Officer; Corporate Secretary

Kent J. Hussey
Director;
President and Chief Operating Officer
Rayovac Corporation

G. Thomas McKane
Director;
Chairman and CEO
A.M. Castle & Co.

Ian J. Sole
Senior Vice President, Sales and Marketing

CORPORATE INFORMATION

ANNUAL MEETING
The Annual Meeting of Shareholders of American Woodmark Corporation will be held on August 26, 2004, at 9:00 a.m. at the Hampton Inn Conference Center at 1204 Berryville Avenue in Winchester, Virginia.

ANNUAL REPORT ON FORM 10-K
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2004, may be obtained free of charge by writing:

Glenn Eanes
Vice President & Treasurer
American Woodmark Corporation
PO Box 1980
Winchester, VA 22604-8090

CORPORATE HEADQUARTERS
American Woodmark Corporation
3102 Shawnee Drive
Winchester, VA 22601-4208
(540) 665-9100

MAILING ADDRESS
PO Box 1980
Winchester, VA 22604-8090

TRANSFER AGENT
American Stock Transfer & Trust Company
(800) 937-5449

SHAREHOLDER INQUIRIES
Investor Relations
American Woodmark Corporation
3102 Shawnee Drive
Winchester, VA 22601-4208
(504) 665-9100

American Woodmark® is a trademark of American Woodmark Corporation.
© 2004 American Woodmark Corporation®
Printed in U.S.A.



